SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                    ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811- 1485

                  The undersigned,  a Delaware  business trust,  hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group Equity Funds III, Inc., a Maryland corporation, under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:                 Delaware Group Equity Funds III
                                    (a Delaware business trust, as successor registrant to Delaware Group Equity Funds
                                    III, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                             1818 Market Street
                             Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                             Eric E. Miller, Esq.
                             1818 Market Street
                             Philadelphia, PA 19103

Check Appropriate Box:

                                    Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                                         YES   [   ]             NO       [X] 1

Item 1.           Exact name of Registrant:  Delaware Group Equity Funds III

Item 2.           State and Date of Organization:  Delaware; December 17, 1998

Item 3.           Form of Organization:  business trust

Item 4.           Classification of Registrant:  management company

Item 5(a).        Registrant is an open-end company.

Item 5(b).        Registrant is a diversified investment company.

Item 6.           Name and address of Investment Adviser of Registrant:

                  Delaware Management Company
                  a series of Delaware Management Business Trust
                  2005 Market Street
                  One Commerce Square
                  Philadelphia, PA 19103

Item 7.           Trustees and Officers of the Registrant:

                  Wayne A. Stork, Chairman and Trustee
                  David A. Downes, President, Chief Executive Officer, Chief
                        Operating Officer, Chief Financial Officer and Trustee
                  Walter P. Babich, Trustee
                  John H. Durham, Trustee
                  Anthony D. Knerr, Trustee
                  Ann R. Leven, Trustee
                  Thomas F. Madison, Trustee
                  Charles E. Peck, Trustee
                  Jan R. Yoemans, Trustee
                  Richard J. Unruh, Jr., Executive Vice President and Chief
                        Investment Officer, Equities
                  H. Thomas McMeekin, Executive Vice President and Chief
                        Investment Officer, Fixed Income
                  William E. Dodge, Executive Vice President
                  Richard J. Flannery, Esq., Executive Vice President and
                        General Counsel
                  Eric E. Miller, Esq., Senior Vice President, Deputy General
                        Counsel, Secretary
                  Joseph H. Hastings, Senior Vice President, Corporate
                        Controller
                  Michael P. Bishof, Senior Vice President, Treasurer
                  Gerald S. Frey, Vice President, Senior Portfolio Manager

                  The address for each of the trustees and officers of the Registrant:

                          1818 Market Street
                          Philadelphia, PA 19103

Item 8.           Not Applicable.

Item 9(a).        No.

Item 9(b).        Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group Equity Funds III, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group Equity Funds III, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on August 27, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group Equity Funds III, Inc. in exchange for shares of the Registrant.

Item 9(d).        No.

Item 9(e).        Not Applicable.

Item 10.          Current value of Registrant's total assets:   None

Item 11.          No.

Item 12.          None.



                                   SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 26th day of August, 1999.


                                       DELAWARE GROUP EQUITY FUNDS III


                                       By    /s/ Eric E. Miller
                                       Eric E. Miller, Senior Vice President and
                                       Secretary


Attest:    /s/ Michael D. Mabry
           Michael D. Mabry, Vice President
           and Assistant Secretary




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1      On June 24, 1999,  Delaware  Group Equity Funds III filed  Post-Effective
       Amendment No. 58 to the registration statement on Form N-lA of Delaware Group Equity Funds III, Inc. in connection with the reorganization of Delaware Group Equity Funds III, Inc. into Delaware Group Equity Funds
       III. By and in Post-Effective Amendment No. 58, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Delaware Group Equity Funds III, as successor, adopted the registration statement on Form N-1A of Delaware Group Equity Funds III, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.